September 25, 2002



BOMBARDIER

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

02 SEP 26 AM 9: 54

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
**   File number: 82-3123**

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated September 24, 2002, with respect to the declaration of dividends which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.



Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

02055041

c.c.   Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in _____, this ____ day of _____, 2002.

Name:
Title:



02 SEP 26 AM 9: 54



BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, Sept. 24, 2002 - The Board of Directors of Bombardier Inc. declared the following dividends:

Class A and Class B Shares

A dividend of $0.045 per share on the Class A shares (multiple voting) and of $0.045 per share on the Class B shares (subordinate voting) is payable on Oct. 31, 2002 to the shareholders of record at the close of business on Oct. 18, 2002

Holders of Class B shares (subordinate voting) of record at the close of business on Oct. 18, 2002, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable by quarterly installments of $0.00039075, will receive the third installment of $0.00039075 per share on Oct. 31, 2002.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on the Series 3 Preferred Shares is payable on Oct. 31, 2002 to the shareholders of record at the close of business on Oct. 18, 2002.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on the Series 4 Preferred Shares is payable on Oct. 31, 2002 to the shareholders of record at the close of business on Oct. 18, 2002.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information   Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com